Exhibit 99.1

ASX Announcement 1 December 2021

Advanced Human Imaging concludes Definitive agreements with Canadian based Cubert

Highlights:

●	Definitive Agreements concluded with Cubert Inc.

●	Cubert is a technology / device-based Health, Care and Wellness Organization.

●	Cubert’s products have a global audience of over 1.8 million active users.

●	Cubert’s application “FitTrack MyHealth” has a global audience of over 800,000 active users.

●	AHI’s technology will be integrated into the FitTrack platform for release in February 2022.

●	FitTrack is supported and used by celebrity collaborators and ambassadors such as Khloe Kardashian, Catherine McBroom, Catherine Giudici (Lowe).

Advanced Human Imaging Limited (ASX: AHI) (NASDAQ: AHI) (“AHI” or the “Company”) is pleased to inform its shareholders that the company has executed all definitive agreements with Toronto based Digital Health provider Cubert Inc (“Cubert”) that has developed FitTrack My Health (“FitTrack”), a preventative health screening app.

The combined application will be made available in February 2022 across iOS and Android platforms. The new integrated functionality will be called FitScan and will enable its users to privately check, track, accurately assess overall wellness, and predict potential health risks -- all from their smartphone. FitTrack users will be able to combine their FitScan results with FitTrack’s easy to use Health Scores, enhancing FitTrack’s continued evolution to a complete holistic health solution for consumers across both software and hardware.

FitScan’s technology will encompass two core elements, integral to understanding an individual’s health.

FaceScan is a non-intrusive and easy-to-use scan for measuring key health metrics, including heart rate, blood pressure, respiratory rate, and risks associated with cardiovascular disease, heart attacks and strokes.

FitScan’s BodyScan Assessment will combine innovative technology and state of the art image processing techniques that returns over ten unique insights such as body circumference, body composition, and risk indicators for obesity and type-2 diabetes.

By delivering a comprehensive and complete overview of personal health and wellbeing, FitScan provides an innovative approach to remote health monitoring and preventative care. Results from scans can be securely exported to a physician or doctor instantly through a personal device, empowering FitTrack’s customers to take control of their personal health journey starting at home.

Vlado Bosanac CEO and Co-Founder of Advanced Human Imaging said:

“Marius and his team at FitTrack will target a February 2022 launch of the combined application, whilst in most cases this would be an aggressive target when looking at the available time, Cubert has an 80 strong development team that will focus on this specific deliverable.

FitScan will be a valuable addition to the product suite FitTrack have developed. With over a million committed users of their devices, we will be a highly complementary addition to the data already being captured. Adding physical dimensions along with body composition to the FitTrack application will drive deeper engagement with existing users, whilst opening up the use case to a broader audience that have not yet purchased a FitTrack device”.

Advanced Human Imaging Limited

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com

ASX Announcement 1 December 2021

Marius Ronnov, CEO and Co- Founder of FitTrack said:

“My vision to inspire our customers to focus on progress over perfection in their pursuit of wellness. We want to give our users the tools to take control of their personal health journeys, with AHI as our software partner, we are enabling FitTrack users to use their personal devices to perform simple but cutting-edge health assessments in the safety and comfort of their home. FitScan’s are self-reported with instant results, at a fraction of the cost of a doctor visit or dexa scan.

The innovative software will launch in Feb 2022, cementing FitTrack’s position at the leading-edge of the consumer health-tech industry and one step closer to providing a complete holistic health solution for consumers”.

The FitTrack suite of products include the Dara Scale, Atria 2.0 Watch, and Beebo Family Scale. The smartscale products track seventeen unique metrics, deliver personalized and accurate health data, and support goal setting in order to supplement and tailor existing fitness and nutrition programs.

Since the debut of its signature product, the Dara scale in 2018, FitTrack has cultivated a global audience of more than 1.5 million, and collaborates with ambassadors such as Khloe Kardashian, Catherine McBroom, Catherine Giudici (Lowe). FitScan will launch in early 2022, making FitTrack the most robust personal health management system on the market.

FitTrack have a genuine interest in helping people live healthier, longer lives and self-awareness is the first most critical step in this journey. Using FitScan in conjunction with the FitTrack training and wellness plans will deliver this outcome for their users, at the same time as providing real-time actionable data for the FitTrack team to engage , monitor and assist their users in reaching their health goals”.

The new software will seamlessly integrate into FitTrack’s existing ecosystem, which includes an app and multiple hardware devices, to deliver a complete and holistic perspective of health, wellness and progress.

Advanced Human Imaging Limited

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com

ASX Announcement 1 December 2021

Summary of Material Terms:

Item	Summary/Details

Parties	Advanced Human Imaging Limited (AHI) CUBERT Inc (Cubert)

Conditions Precedent	AHI have a right to terminate the agreement if FitTrack fail to reach a minimum user number of 200,000 in the first 12 months from commercial launch.

Formal Agreements now concluded

The main commercial agreement, between the parties to which AHI agrees to grant Cubert the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property to integrate them into the Cubert platforms/technology, includes;

● Commercial Agreement;

● The Software Development Kit End User License Agreement;

● Support Agreement; and

● Data Processing Agreement.

Under the terms of the binding term sheet, all the aforementioned agreements were to be concluded no later than the 4th of December 2021. By the signing of the main commercial agreement, these have all now been concluded.

User Target	Under the terms of the commercial agreement, Cubert will use its best endeavours to target 500,000 active users on the FitTrack’s platform within the first 12 months. There are no penalties for not achieving this target.

Financial Impact	Under the definitive agreement now executed, AHI expects to be generating revenue upon launch of the application with FitTrack. Following the launch of

FitScan, targeted for February 2022, AHI expects to start generating licence, subscription and other fees from the commercial terms (which cannot be forecast at this time).

Governing Law	New York

Advanced Human Imaging Limited

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com

ASX Announcement 1 December 2021

About FitTrack

Our mission is to help 125 million people worldwide to live healthier lives by making health management simple, accessible, and sustainable. We believe in giving FitTrack users the resources to make the connections between their daily choices and have an overall picture of their health. For the first time, anyone can gain meaningful insight to their bodies in seconds using our tools and solutions.

Within our modern health management ecosystem, we support over 1 million FitTracker’s globally, and we’re committed to constantly evolving and innovating our products based on creating the best customer experience possible. FitTrack is dedicated to improving each health and wellness journey globally.

For more information on FitTrack, visit www.getfittrack.com

For more information contact:

Vlado Bosanac,	Bill Bradford,
Chief Executive Officer & Chairman	Chief Business Officer
Advanced Human Imaging Limited	Advanced Human Imaging Limited
E: hello@advancedhumanimaging.com	E: hello@advancedhumanimaging.com

About Advanced Human Imaging:

AHI has developed and patented a proprietary dimensioning technology that enables its users to check, track, and assess their dimensions using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day to day life. Whether this is a personal journey to better health, understanding the risk associated with their physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in under one minute.

Our partner benefits from our software as a service pricing solution, that reduces with scale. Integration is made easy with the AHI modular system, based on multiple (SDKs) software development kits, allowing a partner to select the functions, measurements, and displays to suit their individual needs.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

For more information please visit: www.advancedhumanimaging.com/

*This	announcement has been approved by the board of Advanced Human Imaging Limited.

Advanced Human Imaging Limited

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com

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